FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2013

Commission File Number: 001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

On 28 March 2013, the following individuals, who are both persons discharging managerial responsibilities, acquired an interest in the USD0.25 Ordinary Shares or American Depositary Shares (ADSs) of AstraZeneca PLC.  One ADS equals one Ordinary Share.  The interest arises as a result of the arrangements relating to the payment of annual bonuses whereby each individual is required to defer a portion of the bonus earned into shares for a period of three years.  The shares are awarded under the terms of the AstraZeneca Deferred Bonus Plan.  The individuals will become beneficially entitled to these shares on 28 March 2016. Ordinary Shares were awarded at 3254 pence per share. ADSs were awarded at $49.42 per share.

Name	Number of Ordinary Shares/ADSs awarded
Mene Pangalos	2,025
Briggs Morrison	1,796

A C N Kemp
Company Secretary
3 April 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 03 April 2013	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary